FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 07, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document
1.	DataMirror Expands Partnership with Eucalypt Software Partners to Strengthen Enterprise Application Integration Solutions

Contacts:
Peter Cauley	Tom Giantsopoulos
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 153
pcauley@datamirror.com	tgiantsopoulos@datamirror.com

DataMirror Expands Partnership with Eucalypt Software Partners to
Strengthen Enterprise Application Integration Solutions

TORONTO & SANTA CLARA, Calif. - (September 7, 2005) - DataMirror® (NASDAQ: DMCX - News; TSX: DMC - News) today announced the expansion of its partnership with Australian software developer and integration specialist, Eucalypt Software Partners (Eucalypt), to provide strengthened enterprise application solutions to customers undertaking integration projects. The partnership leverages solutions built upon DataMirror Integration Suite and Eucalypt’s experience with implementing enterprise software solutions.

Eucalypt’s second generation interface development methodology toolset, known as The Right Approach (TRA), supports direct synchronization with DataMirror Integration Suite to reduce programming costs by eliminating the need for design components to be re-keyed in the development phase of a project. Completed interface and database definitions can be reverse engineered out of an Integration Suite repository and merged into existing, or new, TRA documents at the end of a maintenance coding cycle.

“DataMirror is pleased to be working with Eucalypt to deliver low-risk, flexible technology that guarantees the delivery of reliable information across all of the systems that create and store data,” said Nigel Stokes, CEO, DataMirror. “Working with Eucalypt to develop integration and data warehousing solutions reinforces DataMirror’s commitment to help organizations make business decisions with the best available information.”

The Right Approach has been successfully deployed at a number of key DataMirror customer sites, including the University of Technology Sydney (UTS) where TRA methodology was used to design and document the conversion interfaces for the student system migration project.

In partnering with DataMirror, Eucalypt benefits from DataMirror’s established global customer base of more than 2,000 customers and from more than ten years of leadership in the real-time data integration software solution space. In return, Eucalypt brings more than nine years of enterprise software integration experience to the partnership along with and extensive knowledge of DataMirror solutions.

“Eucalypt has been developing add-on technology to the DataMirror Integration Suite for more than five years now. The methodology provides a framework for the planning, analysis, design and deployment phases of an integration project through an encapsulation of sound software engineering principles.” said Martin Flanagan, Chief Technology Officer at Eucalypt Software Partners. “Through implementing The Right Approach, users can reduce the uncertainty often associated with the adoption of a new integration tool and achieve a result of the highest quality sooner.”

About Eucalypt Software Partners

Eucalypt Software Partners has been providing integration tools and solutions for the information enterprise since 1996.  As a specialist in the field of Enterprise Application Integration (EAI) and the developer of methodology and workflow technologies, Eucalypt Software Partners has helped many organizations around the world realize the benefits of reduced programming costs with a rapid return on investment.  Eucalypt Software Partners is committed to listening to customers' integration needs and working with them to connect information and knowledge through experience.

Eucalypt Software Partners employs skilled consultants with expertise in identity management, service oriented integration, enterprise data warehousing, data conversion/migration, business intelligence, real-time data replication and auditing, high availability, embedded database technology and data cleansing.  For more information, visit www.eucalypt.com.au.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: September 07, 2005	By:	/s/ Peter Cauley
Peter Cauley
Title: Chief Financial Officer